Exhibit 99.1

FORM 10

NOTICE OF PROPOSED SIGNIFICANT TRANSACTION (not involving
an issuance or potential issuance of a listed security)1

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer”).

Trading Symbol: IMCC.

Issued and Outstanding Securities of the Issuer Prior to Transaction: 75,695,325.

Date of News Release Fully Disclosing the Transaction: N/A.
1.	Transaction
1.
Provide details of the transaction including the date, description and location of assets, if applicable, parties to and type of agreement (eg: sale, option, license, contract for Investor Relations Activities etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On October 11, 2022, the Issuer’s subsidiary, IMC Holdings Ltd. (“IMC Holdings”) entered into a loan agreement with A.D.I. CAR ALARMS & STEREO SYSTEMS Ltd (the “Lender” and the “Loan Agreement”). Pursuant to the Loan Agreement, the Lender loaned NIS 10.5 million to IMC Holdings with an annual interest of 15% (the “Loan”). The Loan was paid to IMC Holdings in two instalments on October 14, 2022, and October 24, 2022. Pursuant to the Loan Agreement, the Loan is to be repaid within 12 months from the date of the Loan Agreement. Adjupharm GmbH, a subsidiary of IMC Holdings, has signed a Security Purpose Agreement with the Lender, providing registration of second rank land charge on its real property, in favour of the Lender (the “Adjupharm Asset Security”), as security for the Loan. Pursuant to the Loan Agreement, Mr. Oren Shuster, Chief Executive Officer and Director of the Issuer, provided a personal guarantee to the Lender should the Adjupharm Asset Security not be sufficient to cover the Loan.

1 If the transaction involved the issuance of securities, other than debt securities that are not convertible into listed securities, use Form 9.

FORM 10 - NOTICE OF PROPOSED
SIGNIFICANT TRANSACTION
January 2015

Provide the following information in relation to the total consideration for the transaction (including details of all cash, non-convertible debt securities or other consideration) and any required work commitments:
(a)	Total aggregate consideration in Canadian dollars: N/A.
(b)	Cash: N/A.
(c)	Other: N/A.
(d)	Work commitments: N/A.
2.	State how the purchase or sale price and the terms of any agreement were determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

N/A.
3.	Provide details of any appraisal or valuation of the subject of the transaction known to management of the Issuer: N/A.
4.	If the transaction is an acquisition, details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: N/A.
5.
Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the transaction (including warrants, options, etc.): N/A.

(a)
Details of any dealer, agent, broker or other person receiving compensation in connection with the transaction (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): .

(b)	Cash __________________________________________________________________________.

(C)	Other __________________________________________________________________________.
6.
State whether the vendor, sales agent, broker or other person receiving compensation in connection with the transaction is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

7.	If applicable, indicate whether the transaction is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.
2.	Development

Provide details of the development.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

N/A.

FORM 10 - NOTICE OF PROPOSED
SIGNIFICANT TRANSACTION
January 2015

3.          Certificate Of Compliance

The undersigned hereby certifies that:
1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.
2.

To the knowledge of the Issuer, at the time an agreement in principle was reached, no party to the transaction had knowledge of any undisclosed material information relating to the Issuer, other than in relation to the transaction.

3.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.
4.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

5.	All of the information in this Form 10 Notice of Proposed Significant Transaction is true.

Dated December 7, 2022.

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

FORM 10 - NOTICE OF PROPOSED
SIGNIFICANT TRANSACTION
January 2015